# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lianhe Sowell International Group Ltd, CIK 0002004024
CUSIP: G5480C104
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, Shenzhen, China (F4), 518000
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002080016

## Reporting persons
- Lianyue Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 15,035,000; shared voting power 0; sole dispositive power 15,035,000; shared dispositive power 0; aggregate amount beneficially owned 15,035,000 (2.89% of the class)
  Comment: (1) Represents 15,035,000 ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of Lianhe Sowell International Group Ltd (the "Issuer") directly held by Lianyue Holding Limited, a limited liability company incorporated in the British Virgin Islands and wholly-owned by Yue Zhu, who has the voting and dispositive power with respect to the shares owned by this entity.
  
  (2) See Item 4.
- Yue Zhu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 15,035,000; shared voting power 0; sole dispositive power 15,035,000; shared dispositive power 0; aggregate amount beneficially owned 15,035,000 (28.9% of the class)
  Comment: (1) Represents 15,035,000 Ordinary Shares directly held by Lianyue Holding Limited.
  (2) See Item 4.

## Item 1. Issuer
Name of issuer: Lianhe Sowell International Group Ltd
Address of issuer's principal executive offices: 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, Nanshan District, Shenzhen, China, 518000

## Item 2. Person Filing
Name of person filing:
(i) Lianyue Holding Limited
(ii) Yue Zhu
Address of principal business office or, if none, residence:
(i) Sea Meadow House, (P.O. Box 116), Road Town, Tortola, British Virgin Islands
(ii) 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, Nanshan District, Shenzhen, China
Citizenship:
(i) Lianyue Holding Limited is a limited liability company incorporated in the British Virgin Islands
(ii) Yue Zhu is a citizen of People's Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The total number of outstanding Ordinary Shares used to calculate the percent of class is 52,000,000 Ordinary Shares as of the date of this report, as provided by the Company.
Sole power to vote or to direct the vote: The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit No. Title
1 Joint Filing Agreement, dated August 11, 2025

## Signatures
- Lianyue Holding Limited: /s/ Yue Zhu, Yue Zhu/Director (08/11/2025)
- Yue Zhu: /s/ Yue Zhu, Yue Zhu (08/11/2025)